# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 2seventy Bio, Inc., CIK 0001860782
CUSIP: 901384107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 60 Binny Street, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 03/11/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-23-005121
Filed by CIK 0001907884

## Reporting persons
- Kynam Capital Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kynam Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Yue Tang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kynam Global Healthcare Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kynam Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: 2seventy Bio, Inc.
Address of issuer's principal executive offices:
60 Binny Street
Cambridge, MASSACHUSETTS
02142

## Item 2. Person Filing
Name of person filing:
Kynam Capital Management, LP

Kynam Capital Management GP, LLC

Yue Tang

Kynam Global Healthcare Master Fund, LP

Kynam Fund GP, LLC
Address of principal business office or, if none, residence:
221 ELM ROAD
PRINCETON, New Jersey
08540
Citizenship:
Kynam Capital Management, LP - DELAWARE

Kynam Capital Management GP, LLC - DELAWARE

Yue Tang - UNITED STATES

Kynam Global Healthcare Master Fund, LP - CAYMAN ISLANDS

Kynam Fund GP, LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote:
Kynam Capital Management, LP - 0

Kynam Capital Management GP, LLC - 0

Yue Tang - 0

Kynam Global Healthcare Master Fund, LP - 0

Kynam Fund GP, LLC - 0
Shared power to vote or to direct the vote:
Kynam Capital Management, LP - 0

Kynam Capital Management GP, LLC - 0

Yue Tang - 0

Kynam Global Healthcare Master Fund, LP - 0

Kynam Fund GP, LLC - 0
Sole power to dispose or to direct the disposition:
Kynam Capital Management, LP - 0

Kynam Capital Management GP, LLC - 0

Yue Tang - 0

Kynam Global Healthcare Master Fund, LP - 0

Kynam Fund GP, LLC - 0
Shared power to dispose or to direct the disposition:
Kynam Capital Management, LP - 0

Kynam Capital Management GP, LLC - 0

Yue Tang - 0

Kynam Global Healthcare Master Fund, LP - 0

Kynam Fund GP, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kynam Capital Management, LP: Yue Tang, Managing Member of its General Partner (03/17/2025)
- Kynam Capital Management GP, LLC: Yue Tang, Managing Member (03/17/2025)
- Yue Tang: Yue Tang, Self (03/17/2025)
- Kynam Global Healthcare Master Fund, LP: Yue Tang, Managing Member of its General Partner (03/17/2025)
- Kynam Fund GP, LLC: Yue Tang, Managing Member (03/17/2025)